Filed by the Black and Decker Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed

filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-01553)

February 11, 2010

Integration Update—Transcript of interview with Tony Milando and Brett Bontrager

Tim: It is my pleasure to introduce Tony Milando and Brett Bontrager, who are co-leading the integration of Stanley and Black & Decker and who have agreed to answer a few questions from employees here today. Tony I am going to start with you and ask you if you wouldn’t mind filling us in on the 2010 management meeting, which, for the first time, included leaders from Black & Decker.

Tony: Yeah, we had a great meeting in Florida about two weeks ago. We heard from all the leaders from both Stanley and Black & Decker. We talked about each others’ businesses, learned more about each others’ businesses and that there was a tremendous amount of opportunity. As we know from the original premise of the merger, we found there was not a lot of overlap between our businesses and we really see there is a lot of opportunity to bring our two businesses together.

Brett: We also had an opportunity to talk about the Stanley Fulfillment Systems and share some of our success stories at Stanley with our new Black & Decker friends. We talked about complexity reduction and all the tenets of SFS which will help us with the integration going forward.

Tony: We also did a cultural survey that many of you participated in. Well over 800 employees were sent the survey. I think we got about an 85% response rate on that and what it told us was what we thought initially. Our cultures aren’t very dissimilar. In fact, they are more similar than they are dissimilar. Things like our proud heritage, our innovative spirit, our values around employees, were all very similar as we saw the results of that survey come forward.

Tim: As you know, we laid out the high level org structure of the combined company last week. We’ve gotten similar questions from employees from both companies. One being, “Can you tell us what this really means or why this structure is laid out the way it is?” And can you follow that up with, “What are the next steps?”

Tony: Well, this is really the first step in us operating as one company. We laid out the structure in a way that mirrors our end users and our end markets. We’ve really done this collectively to put in place the right organization structure that has at its helm the leaders of industry that is going to be an organization that hopefully we’re going to be proud of as we move forward.

Brett: Let us talk through the structure for a minute:

•	At an extremely high level, the company will be broken into three big buckets: CDIY, Security and Industrial.
•	At CDIY will be all the product groups associated with that end market, including both Consumer and Professional Power Tools & Accessories. The business will be headquartered in Towson, Maryland.
•

The Security Segment is comprised of two platforms – Mechanical Security, which includes Access Doors, Mechanical Access and Residential hardware. Under this platform Stanley’s Hardware business will combine with Black &

Decker’s Hardware and Home Improvement business The Mechanical Access Solutions platform will continue to be based out of Indianapolis, IN.

•

Convergent, or Electronic Security Solutions is our security monitoring and systems integration business, which delivers leading edge security and security monitoring solutions to some of the world’s largest customers. This segment is globally diversified, is one of the world’s largest security monitoring companies, with a security monitoring and call centers in the U.S., France, and soon to be in the UK and operates under different brands such as Stanley Security solutions, and Sonitrol, which delivers audio verification technology that gives our security business a distinct competitive advantage. The CSS business will continue to be based out of Noblesville, IN.

•	Both CSS and MAS fall under the Security Segment.
•

Industrial & Automotive Repair consists of several businesses that are serving the industrial production and automotive assembly and repair markets. This includes well known industry brands like Mac Tools in the U.S. and Facom in Europe, as well as powerful brands with customers in government, aviation, military, and transportation.

•

IAR falls under the Industrial segment, and is joined by Engineered Fastening Systems, a new growth platform formed by the combination of Emhart Teknologies and the Stanley Assembly Technologies business.

•	And Infrastructure Solutions, which consists largely of Stanley’s hydraulic tools and shears business, completes the Industrial Segment of the combined company.

We promise, what seems complicated today will become clear as we go forward. And, we will communicate often to make sure we have an appropriate level of transparency with our organization plans going forward. I also want to thank everyone for their help putting the structure together as it has taken efforts from a lot of people and I think we have put a strong organization together for the future.

Tim: Tony, I will ask you to follow up on the second question that a lot of employees have been asking and that is, “What are the next steps in defining the next level of the organization?”

Tony: Well, as you know and as we have previously communicated, we have a full slate of business leaders running integration teams both from Black & Decker and Stanley. In addition to looking at how we optimize our processes as we bring these two companies together, they have been hard at work developing the organizational structure. Now with the overall business structure, the day one structure we talked about earlier coming together and being announced last week, we are now in a position to develop the detailed structure underneath that, and also be in a position to talk more about that and announce that after we close the transaction.

Tim: That brings me to the last question that is on our employees minds. Brett, Can you define where we are in the integration process and the hurdles we have gone through and what we need to do in order to make sure the transaction closes?

Brett: Sure, we’ve come a long way in the integration since the announcement back in November. We’ve put the teams together, we’ve had three large workouts to this point and we’ve done a nice job of identifying what is going to be necessary to stabilize the companies as we move forward. We’ve done a lot of work communicating. We’ve put a lot of efforts together to make sure we protect the core because one of our primary goals as we go forward is to make sure that the core businesses, both for Black & Decker and Stanley, remain very strong. So, February is a very busy month because we want to put the final integration plans together and get approval from our steering committee and we hope to have that accomplished by March 10th.

Tony: The regulatory process is moving along. We’ve cleared Hart Scott Rodino, we filed in Europe and a shareholder vote is scheduled for March 12th.

Brett: When you look at what is taking place right now, the integration is coming along nicely. The transaction is moving nicely and we are paying particular close attention to setting up the company for future growth. There is a lot of opportunities by bringing the two great companies together in the near term and that has been talked about alot. I want to give you assurance from all of us that there is a lot of focus being put on long-term growth strategies and how we put the company in the best light to be a growth company going into the next 10 to 20 years.

Thank you.

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. These documents can be obtained free of charge from the sources listed above.